NEWS  RELEASE October 5, 2005

Trading Symbol: AMM – TSX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Private Placement Financing

Almaden Minerals Ltd. (the “Company”) announces that, subject to TSX acceptance, a Private Placement of up to 3,500,000 Units at a price of $1.70 per Unit has been arranged through brokers.

Each Unit will consist of one common share and one Warrant entitling the holder to purchase for a period of 2 years from the Closing one (1) additional common share at a price of $2.10 per share. The Warrants will contain a provision whereunder if, during the term of any unexercised Warrant commencing 4 months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant failing which the Warrant will be deemed to have expired.

A cash commission of 7% of the total gross proceeds realized from the placement of the Units is payable together with non-transferable Brokers’ Warrants in a number equal to 10% of the Units placed. Each Broker’s Warrant will entitle the holder to purchase, for a period of 2 years from the Closing, one (1) common share at a price of $1.78 per share.

Proceeds of the financing will be used for continued exploration of the Company’s properties, development of other projects and general corporate purposes.

The Placement is expected to close on or about October 28, 2005.

Under Canadian securities laws the securities, including any shares issued on the exercises of a Warrant within 4 months of Closing, are subject to restrictions on alienation for a period of 4 months from Closing and all certificates representing such securities shall bear a legend accordingly.

 The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements.

Not for distribution to United States newswire services or for dissemination in the United States.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

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Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.